Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

16 February 2006

Catalyst Paper stock transaction completed successfully

Vancouver, B.C. – Catalyst Paper today confirmed that the $192 million stock transaction between Norske Skog Industrier, ASA and UBS Securities Canada Inc. has successfully closed. Catalyst Paper received no proceeds from this transaction.

In 2000 Norske Skog acquired 50.76 per cent of Catalyst Paper (then known as Fletcher Challenge Canada) in their acquisition of Fletcher Challenge Limited of New Zealand. Subsequent transactions diluted their ownership in Catalyst Paper to 29.4 per cent and completion of this deal brings their position to zero.

“Norske Skog has not been involved in the management of the company since the acquisition of Pacifica Papers in 2001 and this shareholder transaction does not impact how we run the company,” said Catalyst president and chief executive officer Russell J. Horner. “We are delighted with the market’s response to the transaction and with the recovery of our share price following such a large block sale. This event removes a long-standing overhang on our stock value and we see it as a positive development.”

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces de-inked and market kraft pulp. With five mills employing 3,800 people at sites within a 160 kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.5 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the ticker symbol CTL. The company is headquartered in Vancouver, B.C.

For more information:

Media: Lyn Brown	Investors: Ralph Leverton
Vice-President, Corporate Affairs	Vice-President, Finance and CFO
604-654-4212	604-654-4040

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.